UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 20, 2018

VITAMIN SHOPPE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34507	11-3664322
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Harmon Meadow Blvd.

Secaucus, New Jersey 07094

(Address of Principal Executive Offices, including Zip Code)

(201) 868-5959

(Registrant’s Telephone Number, including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐  Emerging growth company

☐  If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01	Entry into a Material Definitive Agreement.

On April 20, 2018, Vitamin Shoppe, Inc. (the “Company”) entered into a cooperation agreement with Shah Capital Management, Inc., Shah Capital Opportunity Fund LP and Himanshu H. Shah (together “Shah Capital” and such agreement the “Shah Capital Agreement”) regarding, among other things, the membership and composition of the Company’s board of directors (the “Board”). On the same date, the Company also entered into a cooperation agreement with Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (together “Vintage Capital” and such agreement, the “Vintage Capital Agreement”, and together with the Shah Capital Agreement, the “Cooperation Agreements”) regarding, among other things, the membership and composition of the Board.

Pursuant to the Vintage Capital Agreement, Mr. Kahn has irrevocably withdrawn his director nomination notice for the Company’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”) delivered to the Company on March 9, 2018.

Pursuant to the Cooperation Agreements, the Company agreed to appoint each of Himanshu H. Shah and Sing Wang (collectively, the “Shah Designees”) and Melvin L. Keating (the “Vintage Designee” and, together with the Shah Designees, the “Cooperation Directors”) to the Board. The Company has also agreed to consider appointing up to two additional independent directors. If appointed by the Board, one independent director would be proposed by the Company and be reasonably acceptable to Shah Capital and Vintage Capital (the “Company Designee”), and the other independent director would be mutually selected by Shah Capital, Vintage Capital and the Company (the “Independent Designee” and, together with the Cooperation Directors, the “New Directors”). If the Board has determined to appoint either the Company Designee or the Independent Designee but such director has not been identified and approved before the filing of the Company’s definitive proxy statement for the 2018 Annual Meeting, such director will be appointed following the 2018 Annual Meeting.

The Cooperation Agreements provide that the Board will be expanded by up to five members (from its current size of ten members) in order to appoint up to five New Directors, and the Company has agreed to nominate the New Directors (or their replacements) for election as directors at the 2018 Annual Meeting and the Company’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”). Upon the resignation of the Company’s current chief executive officer, Colin Watts, the Company will cause Mr. Watts to resign from the Board and all of its committees, and will immediately reduce the size of the Board by one member. Upon the appointment of a successor chief executive officer, the Company will increase the size of the Board by one member and will appoint the successor chief executive officer to the Board. The Cooperation Agreements further provide that four of the directors currently serving on the Board (other than the Company’s chief executive officer or the New Directors) will not be nominated for re-election at the 2018 Annual Meeting. The 2018 Annual Meeting will be held no later than June 30, 2018. Immediately after the 2018 Annual Meeting and prior to the completion of the 2019 Annual Meeting, the size of the Board will be no more than 11 directors. Before the completion of the 2019 Annual Meeting, Shah Capital and Vintage Capital will have customary replacement rights with respect to the Cooperation Directors, and Shah Capital, Vintage Capital and the Company will mutually agree on any replacements for any Company Designee or Independent Designee.

Shah Capital’s right to designate or replace one of the Shah Designees expires at the time that Shah Capital’s aggregate net long position in the Company’s common stock is less than 10%. Shah Capital’s right to designate or replace the second Shah Designee expires at the time that Shah Capital’s aggregate net long position in the Company’s common stock is less than 5%. Vintage Capital’s right to designate or replace the Vintage Designee expires at the time that Vintage Capital’s aggregate net long position in the Company’s common stock is less than 5%. At any time Shah Capital or Vintage Capital lose the right to designate a director as set forth above, the applicable Cooperation Director will immediately resign from the Board and all of its committees upon the Board’s request.

From the date of the Cooperation Agreements until the 15th day prior to the advance notice deadline for making director nominations at the Company’s 2020 annual meeting of stockholders (the “Standstill Period”), each of Shah Capital and Vintage Capital have agreed to abide by certain standstill provisions. The standstill provisions provide, among other things, that each of Shah Capital and Vintage Capital cannot: (1) solicit proxies of stockholders or participate in or assist any third party in any solicitation of proxies to vote any shares of the Company’s common stock; (2) join or form a group with respect to the Company’s common stock, (3) present any proposal for consideration at any stockholders’ meeting or propose any nominee for election to the Board; or (4) institute, solicit or join any litigation against the Company or its present or former directors, officers or employees (other than pursuant to customary exceptions, such as to enforce the applicable Cooperation Agreement).

At the 2018 Annual Meeting, each of Shah Capital and Vintage Capital have agreed to vote all shares the Company’s common stock beneficially owned by them in favor of the Company’s director nominees and otherwise in accordance with the Board’s recommendation for any other matter. Shah Capital has further agreed to vote in favor of the Company’s director nominees and otherwise in accordance with the Board’s recommendation for any other matter at any meeting of stockholders held during the Standstill Period. Vintage Capital has further agreed to vote in favor of the Company’s director nominees at any meeting of stockholders held during the Standstill Period.

Pursuant to the Cooperation Agreements, and subject to ratification by the Cooperation Directors, the Company has also agreed to commence a tender offer no later than May 31, 2018 for up to $25 million in value of shares of its common stock at a price per share in cash not to exceed $5. If less than 5 million shares are tendered in the tender offer, the Company has agreed to use the balance of the $25 million (after taking into account expenses of the tender offer) to repurchase a portion of the Company’s 2.25% Convertible Senior Notes due December 2020 (the “Convertible Notes”) at a purchase price reflecting a discount of 26% or more to the Convertible Notes’ principal amount. There is no assurance that the tender offer will be commenced or consummated, or that any tender offer will be accepted by stockholders. In addition, there is no assurance that any repurchase of Convertible Notes will occur.

The foregoing summary of the Cooperation Agreements does not purport to be complete and is qualified in its entirety by the full text of the Cooperation Agreements, copies of which are attached as Exhibits 10.1 and 10.2 hereto and are incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On April 23, 2018, the Company issued a press release announcing the Company’s entry into the Cooperation Agreements. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This report contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including with respect to the composition of the Company’s board of directors, the commencement of the tender offer described in this communication (the “Offer”) the terms of any such Offer or the repurchase of the Convertible Notes. These forward-looking statements can be identified by the use of words such as “outlook”, “believes”, “expects”, “potential”, “continues”, “may”, “will”, “should”, “seeks”, “predicts”, “intends”, “plans”, “estimates”, “anticipates”, “target”, “could” or the negative version of these words or other comparable words. These statements are subject to various risks and uncertainties, many of which are outside the Company’s control. The Company believes that all forward-looking statements are based on reasonable assumptions when made; however, it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes with certainty and that, accordingly, one should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made and the Company undertakes no obligation to update these statements in light of subsequent events or developments. Actual results may differ materially from anticipated results or outcomes discussed in any forward-looking statement.

Additional Information

This communication is not a recommendation to buy or sell Company common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Company common stock or any other securities. The Offer has not commenced. If the Offer is commenced, the Company will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Offer. If the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or from the Company’s website at www.vitaminshoppe.com.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Document

10.1	Cooperation Agreement dated as of April 20, 2018 by and among Vitamin Shoppe, Inc., Shah Capital Management, Inc., Shah Capital Opportunity Fund LP and Himanshu H. Shah.

10.2	Cooperation Agreement dated as of April 20, 2018 by and among Vitamin Shoppe, Inc., Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn.

99.1	Press release dated April 23, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VITAMIN SHOPPE, INC.

Date: April 23, 2018	By:	/s/ David M. Kastin
	Name:	David M. Kastin
	Title:	Senior Vice President, General Counsel and Corporate Secretary